UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐Form N-CSR

For Period Ended: September 30, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Better Choice Company Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

166 Douglas Rd E
Address of Principal Executive Office (Street and Number)

Oldsmar, FL 34677
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Better Choice Company Inc. (the “Company”) is unable to file its Form 10-Q for the quarterly period ended September 30, 2019 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense because the Company needs additional time to obtain and compile information required to be included in the Company’s Form 10-Q. The Company is making this filing in order to provide management with sufficient time to complete their financial statements. The Company intends to file the Form 10-Q as soon as practicable.

Forward Looking Statements
This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the Company’s expectations that it will file the Form 10-Q as soon as practicable. These forward-looking statements are based on management’s current expectations.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: that the Company is not able to complete its Form 10-Q in the time period that it currently expects, the risk that the Company determines that there are deficiencies in its internal control over financial reporting that could materially affect our financial statements, and the risk that the nature and scope of the SEC investigation may change or that other proceedings may be instituted. Any such forward-looking statements represent management’s estimates as of the date of this notification. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as required under applicable law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this notification.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andreas Schulmeyer	(646)	846-4280
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐          No ☒*

*(As a voluntary filer, the registrant has not been subject to the filing requirements of Section 13 or 15(d) of the Exchange Act for the past 90 days. The registrant has filed all reports required under Section 13 or 15(d) of the Exchange Act during the preceding 12 months.)

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Company is not in a position at this point to provide any specific estimate of anticipated significant changes in results of operations or financial position as of, and for, the quarterly period ended September 30, 2019.

Better Choice Company Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 2019	By:	/s/ Andreas Schulmeyer
Andreas Schulmeyer
Chief Financial Officer